UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001- 40368

SAIHEAT Limited

(Exact name of registrant as specified in its charter)

c/o #01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

EXPLANATORY NOTE

Resignation of independent directors

On August 17, 2025, Heung Ming Henry Wong (“Mr. Wong”) and Haotian Li (“Mr. Li”) resigned from the board of directors (the “Board”) of SAIHEAT Limited (the “Company”) and all committees thereof, including chair of the Audit Committee and member of the Nominating and Corporate Governance Committee and Compensation Committee with respect to Mr. Wong, and chair of the Compensation Committee and member of the Audit Committee and Nominating and Corporate Governance Committee with respect to Mr. Li. The departures of Mr. Wong and Mr. Li were for personal reasons and were not a result of any dispute or disagreement with the Company, the Board or its management, or any matter related to the operations, policies, procedures or practices of the Company.

Appointment of independent directors

On September 2, 2025, the Board appointed (i) Lulu Zhou (“Ms. Zhou”) as an independent director, chair of the Audit Committee, member of the Nominating and Corporate Governance Committee and the Compensation Committee of the Company; (ii) Junfei Ren (“Mr. Ren”) as an independent director, member of the Nominating and Corporate Governance Committee and the Audit Committee of the Company; and (iii) Jianwei Li as the chair of the Board and the chair of the Compensation Committee of the Company, all effective from September 2, 2025, to fill the vacancies created by the resignations of Mr. Wong and Mr. Li. The Company has determined that each of Ms. Zhou and Mr. Ren is independent under the applicable rules of the Securities and Exchange Commission and NASDAQ.

There is no family relationship between each of Ms. Zhou and Mr. Ren and any director or executive officer of the Company, and they were not selected by the Board to serve as a director pursuant to any arrangement or understanding with any person. Each of Ms. Zhou and Mr. Ren has not engaged in any transaction that would be reportable as a related party transaction under Item 404(a) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAIHEAT LIMITED

Date: September 3, 2025	By:	/s/ Jianwei Li
	Name:	Jianwei Li
	Title:	Chief Executive Officer

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